ANNUAL 75 REPORT

2007

GORMAN-RUPP
COMPANY



For 75 years, Gorman-Rupp has provided pumps and pump systems that have exceeded the expectations of the industry.

Table of Contents:





The Gorman-Rupp Company designs, manufactures and sells pumps and related equipment (pump and motor controls) for use in water, wastewater, construction, industrial, petroleum, original equipment, agriculture, fire protection, heating, ventilation and air conditioning (HVAC), military and other liquid-handling applications at seven locations (Mansfield and Bellville, Ohio; Toccoa, Georgia; Royersford, Pennsylvania; St. Thomas, Ontario, Canada; County Westmeath, Ireland; and Leeuwarden, The Netherlands) and markets these products through its wholly-owned and majority-owned subsidiaries and a network of about 1,000 distributors, through manufacturers' representatives, through third-party distributor catalogs and by direct sales in the United States, Canada and the world. (See note G – Business Segment Information, page 38.)

*Cover photo: Gorman-Rupp Pump No. 1, produced in March 1933, was in continuous service at the National Ice Company plant for 20 years.

Financial Highlights
Record Performance

(Thousands of dollars, except per share amounts)

	Year ended December 31,		
Operating Results	**2007**	2006	% change
Net sales	**$305,562**	$270,910	12.8
Net income	**22,859**	19,072	19.9
Return on net sales	**7.5%**	7.0%	–
Financial Position			
Total assets	**$211,534**	$187,540	12.8
Working capital	**101,807**	92,472	10.1
Current ratio	**4.0**	4.3	–
Shareholder Information			
Basic and diluted earnings per share	**$1.37**	$1.14	20.2
Dividends paid per share	**0.39**	0.37	5.4
Return on average shareholders' equity	**16.5%**	14.9%	–

Per share data reflect the 5 for 4 stock split effective December 10, 2007.

35 Consecutive years of increased dividends.

Publicly traded since 1968, Gorman-Rupp places an extremely high value on shareholder trust. To earn that trust, we have committed ourselves to producing world-class pumps of uncompromising quality to facilitate continued growth and shareholder returns.

Net Sales (Millions of Dollars)


196
204
231
271
306
03
04
05
06
07

Net Income (Millions of Dollars)


9.8
9.3
10.9
19.1
22.9
03
04
05
06
07

Basic and Diluted Earnings Per Share


.58
.55
.66
1.14
1.37
03
04
05
06
07

Per share data reflect the 5 for 4 stock split effective December 10, 2007.

Year-End Backlog (Millions of Dollars)


58
69
94
109
116
03
04
05
06
07

To Our Shareholders:

2007 was another very successful year for The Gorman-Rupp Company. We are pleased to report record sales, earnings, and year-end backlog for your Company.

Sales across most of the markets we serve showed solid increases, but most notably the Fire Protection, Flood Control, Dewatering, Water, Wastewater and Government markets showed the largest increases.

International sales, an area of focus for the Company, continued to grow at a good pace.

A few highlights from throughout the year are worth mentioning:

- Sales reached an all-time record of $306 million.
- Record earnings per share of $1.37, up over 20% from 2006.
- A record year-end backlog of over $116 million, an increase of over 6% from year-end 2006.
- A 5 for 4 stock split was distributed in the fourth quarter of 2007.
- 2007 marked the thirty-fifth consecutive year of increased cash dividends paid to shareholders.
- Market capitalization reached a record of $521 million at year-end.
- Gorman-Rupp was ranked as one of *Forbes* 200 Best Small Companies for the second year in a row.
- The Company was listed in the Audit Integrity Top 100 as having consistency in financial reporting and conservative corporate governance.
- Patterson Pump Company, in conjunction with the U.S. Army Corp of Engineers, produced (in record time) eight large flood control pumps for the city of New Orleans, on schedule, on budget and working as designed.
- Gorman-Rupp Europe B.V. was formed in conjunction with the acquisition of Wavo Pompen B.V. in The Netherlands.



Jeffrey S. Gorman
President & Chief Executive Officer

James C. Gorman
Chairman

We believe our founders, J.C. Gorman and Herb Rupp would be proud of the continued accomplishments of the Company they started 75 years ago. In honor of that anniversary, we are proud to offer a glimpse of the rich history of Gorman-Rupp over the next several pages. We hope by taking a look at our past, you will have a better understanding of our future.

James C. Gorman *Jeffrey S. Gorman*



Anything that is well built will keep running. A pump. A relationship. A company.


When they shook hands, they shook up an entire industry.
Herb Rupp
J.C. Gorman



They were two unemployed engineers sharing similar tough circumstances during the Depression. They also shared something else—a vision to begin a successful pump company. So when they met on a street corner in Mansfield, Ohio in 1933, they decided to go into business together.

With $1,500 borrowed and plenty of hard work, within the walls of a barn on the outskirts of town, J.C. Gorman and Herb Rupp introduced a pump which had a "non-clogging" feature. Their competitors didn't believe them, and said as much in a savage public awareness campaign, claiming the new pump would not work. This campaign to discredit the new design resulted in about $100,000 worth of "free advertising" for the young company and at least one customer was ready to take them up on their claim. National Ice Company purchased the first pump. It worked perfectly, with its capabilities outperforming any other self-priming centrifugal pump previously invented.

J.C. and Herb realized the tremendous value of their initial reputation, and instilled an operating philosophy which has guided Gorman-Rupp's growth ever since:

"To provide a quality product, competitively priced, delivered on time, backed by reliable service, at a profit that provides an equitable return to our shareholders as well as providing our employees with competitive wages and benefits."


GORMAN-RUPP
PUMP Nº I
BUILT MARCH 1933
IN CONTINUOUS SERVICE AT
NATIONAL ICE COMPANY PLANT
FOR 20 YEARS.-STILL GOOD
AND READY FOR WORK.



ORDERS

GORMAN-RUPP COMPANY

1933
(Since March 1st)

March	$103.31
April	209.57
May	200.8?
June	335.31
July	1311.43
August	1190.19
September	625.18
October	3323.16
November	2059.37
December	3629.87
TOTAL	$13,216.21

Brilliant with pumps. Brilliant with people.



Over the next couple of years, operations moved from the barn on the outskirts of town into a small factory in the city. As well as investing in larger facilities to continue expanding their growth, J.C. and Herb had the heart, empathy, and—ultimately—the wisdom to invest in their growing number of employees.

Gorman-Rupp began an annual profit sharing plan and offered a Christmas savings plan, matching fifty percent of employee contributions. Few people could afford the down payment for a home—so Gorman-Rupp offered to match funds saved by employees, dollar for dollar, for a down payment. It would be a loan, repayable over an extended period of time, with no interest.

It was easy to work very hard for a caring employer. A young company with dedicated employees produced pump after pump, resulting in sales exceeding $345,000 in 1939.



The economy was slowly recovering, and the renewed housing and commercial construction industries would mean an increase in demand for pumps. Road builders, contractors, quarry operators, water and sewer line installers would all need a way to remove muddy water filled with debris.

Near the end of the decade, to prepare for the expected surge in growth of production and breadth of pump lines, Gorman-Rupp acquired the property on Bowman Street in Mansfield, Ohio that would serve as the Company's headquarters into the next century.

Annual Sales

1939	$345,000

Innovations and awards.







By 1942, the new facility was completely outfitted for use by the Company. And while production charged ahead, Herb Rupp continued to experiment with adaptations to keep increasing the size, amount and nature of debris to be handled by the pumps.

During the difficult wartime years, Gorman-Rupp was honored to receive the prestigious "Army-Navy E Award." Only 5% of the manufacturing plants in the nation received this award, which was based on adherence to stringent eligibility requirements including excellence in quality and quantity of production, overcoming production obstacles, a low rate of absenteeism and avoidance of work stoppages.

The housing boom after the war saw trusted Gorman-Rupp pumps removing the standing water from excavations all across the nation. Using innovative designs, the Gorman-Rupp team created the first commercially available solids-handling trash pump to respond to contractor's need for a pump to withstand the considerable rigors of pumping out septic tanks, cesspools and outhouses which were laden with trash. It was a revolutionary development.

Next came an improved line of diaphragm pumps which boasted a 400% increase in pumping efficiency at half the weight; pumps sold to appliance manufacturers for use in dishwashers; and pumps capable of moving 1,000 gallons of water per minute to enormous irrigation sprinklers.

The Company remained true to the guiding practice of its founders:

"To enter a field of pumping service only when able to provide superior products with better performance."



Annual Sales

1949	**$2,275,000**


Expanding operations to
serve new markets.


RMAN·RUPP INDUSTRIES

In 1953, the Company established Gorman-Rupp Industries Division. In January of the following year, operations of this specialty pump division began in an expansive new facility in Bellville, Ohio.

As a result of its movement into more markets, the Company achieved record sales in 1954. Facilities were expanded and new technologies emerged. There were many growth opportunities available and Gorman-Rupp pumps were there to lead the way.

Gorman-Rupp developed a high capacity refueling pump for the new jet aircraft. The Company provided heavy-duty pumps for the massive St. Lawrence Seaway construction project of building locks to permit ocean-going ships access to the Great Lakes. Gorman-Rupp Industries introduced the Aquamatic K-Pad for localized heat therapy in hospitals.

When farmers throughout the country were turning to advanced irrigation systems to water their crops, it was Gorman-Rupp's portable irrigation pumps that drew this vital liquid resource from nearby streams.


GORMAN-RUPP
PUMPS
Going to Work on
OHIO
TURNPIKE
for Peter Kiewit and Sons
CONDON-CUNNINGHAM
CONTRACTORS

As interstate highway systems were expanded, Gorman-Rupp pumps were proudly at the forefront.

In 1958, the Company began construction on a 12,000-square-foot assembly facility in St. Thomas, Ontario, with operations of the new Gorman-Rupp Canada subsidiary scheduled to begin production at the start of the next decade.

Annual Sales

1959	**$7,089,000**


Seventy-Five Years
Sharing growth through public ownership.
THE GORMAN-RUPP COMPANY



To support the building boom taking place on the West Coast, Gorman-Rupp opened a warehouse in 1960 in Sparks, Nevada. Now Gorman-Rupp was also geographically positioned to serve mining operations in the Great Basin region, which extends from Wyoming and Utah to Idaho and Nevada. As a result, Gorman-Rupp became the first American manufacturer of a wide line of submersible pumps to meet the demanding conditions of mining environments. The Company introduced a self-priming centrifugal pump specially designed for residential sewage. By 1968, Gorman-Rupp produced the first fiberglass, below-ground, factory-built sewage pumping station.

Also in 1968, Gorman-Rupp made the important decision to become a publicly-traded company.

By the end of the sixties, sales exceeded $20 million annually, and employment grew to more than 500 employees. To assure Gorman-Rupp's continued success in the next decade, profits were reinvested—no additional capital had been added to the original investment of J.C. Gorman and Herb Rupp.

In 1969, the first computer was installed at Gorman-Rupp. Production and inventory control records were made readily available to improve customer service and increase efficiencies.

Annual Sales

1969	$21,400,000



Building on our core strengths.




PUMPS







During the economic slowdown of the early 1970s, orders for self-contained sewage pumping stations were at an all-time high, and a new facility was built to manufacture them. Gorman-Rupp Industries invented the revolutionary bellows-metering pump and the oscillating pump, while the Mansfield Division acquired the Roto-Prime pump.

Gorman-Rupp took its products on the road to bring in more customers, driving mobile home-type buses (and even a 40-foot trailer) across the U.S. and Canada. These sales display units on wheels were fitted with pumps, training aids and working product displays. Sales began climbing again.

In 1977, Gorman-Rupp added to its product mix by acquiring Ramparts Company, which produced plastic-lined pumps and valves for abrasive and corrosive applications, broadening the Company's industrial market opportunities.

The following year, Jeff Gorman joined the Company his grandfather had co-founded.

As worldwide demand for construction pumps grew, the Company established the Gorman-Rupp International Company and expanded its market globally. The Company was now able to meet increased demand for construction site pumping equipment throughout the world.



Annual Sales

1979	$58,347,000

Rising to meet the challenge.


GORMAN
RUPP
PUMP



Gorman-Rupp employees rose to meet economic challenges, such as taking the initiative to devise a method of reducing the production costs of fiberglass pump station enclosures without affecting quality.

The economy slowed and Gorman-Rupp responded by unveiling the nutating pump, a special-purpose small pump used in health care applications; additional energy-efficient, self-priming centrifugal pumps; a series of lightweight portable pumps and high-pressure pumps with the first digital-control panels.

Toward the end of the decade, Gorman-Rupp acquired Patterson Pump Company, which enabled the Company to offer a premier line of large volume centrifugal pumps and pumps for fire protection. Gorman-Rupp also acquired the International Pump Technology Company.



After engineering a prototype engine-driven pump that met the strict "quiet" requirements of the U.S. Army's Rapid Deployment Force, they ordered 312 of them — with shipments to be completed in just seven months. Gorman-Rupp employees and suppliers went to work and achieved the tight deadline.

The Company's ability to get the job done was the reason Gorman-Rupp pumps were the first on-site for cleanup of the 1989 Alaskan oil spill. Gorman-Rupp ended 1989 with the highest sales in the Company's history.



Annual Sales

1989 $114,253,000


ISO 9001: Meeting
new quality standards.



In the early 1990s, the United States economy continued to shift away from manufacturing towards more service and information-based endeavors. Measures were taken to prepare the Company for the prestigious ISO 9001 designation, an essential component when seeking business with international companies. By 1995, the Company achieved this designation, laying the ground work for international expansion.

While transitioning to more international sales, the Company also transitioned to new leadership. James C. Gorman, current Chairman of the Board, arranged for an orderly corporate succession, turning over his chief executive duties to John A. Walter. After John's retirement, Jeffrey S. Gorman was then named President and Chief Executive Officer in April of 1998, a position that he has held for a decade.

With new leadership and a renewed international focus in place, the Company continued to grow. Later that year, the Company established Patterson Pump Ireland Limited for assembly of fire protection pumps for sale throughout Europe. In 1999, a distribution center was opened in Europe and planning started for another distribution center in Asia.

As the Company moved into the 21st century, 19% of total revenues came from international sales.



Annual Sales

1999	**$182,239,000**

Establishing ourselves around the world.




GORMAN-RUPP
PUMPS



The 21st century began with the Company providing pumps to rebuild the infrastructure in Iraq and Afghanistan—ninety-two large pumps were delivered in a six-week time frame.

Two important acquisitions in 2002 helped the Company meet its growth initiatives; The American Machine and Tool Co. Inc., which manufactures small centrifugal and diaphragm pumps; and Flo-Pak®, which manufactures pre-packaged pumping systems for fire protection, industrial, plumbing, heating, ventilating and air conditioning markets. Flo-Pak® was subsequently merged into the Patterson Pump Company subsidiary.

By 2003, the Company was shipping to more than 90 countries around the world, which accounted for $38 million in sales. By mid-2004, business had recovered to the point that the State of Ohio awarded Gorman-Rupp its third "E" Award for export sales.

In 2005, Gorman-Rupp introduced the new Ultra V Series™ trash pump, the Pro-Max® HVAC pump, and a new line of 23 submersible pumps.



In April 2007, the Company's European presence was further expanded when Gorman-Rupp International Company purchased a 90% interest in Wavo Pompen B.V. (subsequently renamed Gorman-Rupp Europe B.V.), a pump manufacturer with facilities in Leeuwarden and Culemborg, The Netherlands.

By the end of the year, the Company achieved all-time record sales and earnings, with 29% of those sales coming from international shipments.



Annual Sales

2007 $305,600,000

Seventy-five years and ready for tomorrow.





Based on solid principles set forth by the Company's founders seventy-five years ago, a strong financial position and equally strong conviction in its people and abilities, and a superior distributor network, Gorman-Rupp continues to grow. Today the Company is one of the global leaders in the following markets:

Municipal
Gorman-Rupp is known worldwide as a leader in municipal clean water and sewage-handling pump systems, including pressure boosters and flood control.

Construction
Gorman-Rupp's experience and innovative pump designs have firmly established the Company as a leader in the construction market, from dewatering areas of natural disaster, to maintaining dry and workable construction sites.

Fire Protection
Gorman-Rupp manufactures an extensive selection of centrifugal pumps and systems to meet the requirements of automatic sprinkler systems, fire hydrants, stand pipes, fog systems and deluge systems.

Industrial
Across the globe, Gorman-Rupp pumps help manufacturers maximize their productivity handling clear liquids, corrosive and abrasive slurries, wastewater, and heating, ventilation and air conditioning (HVAC). The Company also produces pumps for steel mills, paper mills, refineries, appliance plants, automotive factories, canneries, food processing plants and wineries.

Original Equipment Manufacturer (OEM)
For seventy-five years, the Company has provided complete pumping solutions for OEM manufacturers in the appliance, food processing, chemical, waste treatment and HVAC industries.

Government
Gorman-Rupp has served the U.S. Military for decades, providing potable water delivery systems and pumps for fuel-handling applications.

Petroleum
Gorman-Rupp has long been at the forefront of manufacturing pumps to handle aircraft fuel, gasoline, fuel oil, petrochemicals and solvents as well as installations in bulk plants, tank farms, barges and tank cars.



Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
The Gorman-Rupp Company

We have audited the accompanying consolidated balance sheets of The Gorman-Rupp Company and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Gorman-Rupp Company and subsidiaries at December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note F to the Consolidated Financial Statements, the Company adopted Statement of Financial Accounting Standards No. 158 on December 31, 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of The Gorman-Rupp Company's internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2007 expressed an unqualified opinion thereon.

Ernst & Young LLP

Cleveland, Ohio
February 28, 2008

Consolidated Statements of Income

(Thousands of dollars, except per share amounts)	Year ended December 31,		
	2007	**2006**	**2005**
Net sales	**$305,562**	$270,910	$231,249
Cost of products sold	**238,110**	212,234	184,178
Gross Profit	**67,452**	58,676	47,071
Selling, general and administrative expenses	**34,567**	32,411	30,368
Operating Income	**32,885**	26,265	16,703
Other income	**2,574**	1,527	892
Other expense	**(76)**	(66)	(457)
Income Before Income Taxes	**35,383**	27,726	17,138
Income taxes	**12,524**	8,654	6,235
Net Income	**$ 22,859**	$ 19,072	$ 10,903
Basic and Diluted Earnings Per Share	**$1.37**	$1.14	$0.66
Average number of shares outstanding	**16,701,175**	16,696,962	16,692,273

Shares outstanding and per share data reflect the 5 for 4 stock split effective December 10, 2007.

See notes to consolidated financial statements.

Consolidated Balance Sheets

(Thousands of dollars)	December 31, 2007	December 31, 2006
Assets		
Current Assets:		
Cash and cash equivalents	**$ 24,604**	$ 12,654
Short-term investments	**5,586**	4,201
Accounts receivable	**47,256**	45,135
Inventories:		
Raw materials and in-process	**27,917**	22,423
Finished parts	**21,348**	23,491
Finished products	**3,958**	4,385
	53,223	50,299
Deferred income taxes	**1,567**	1,981
Prepaid and other	**3,052**	5,848
Total Current Assets	**135,288**	120,118
Property, Plant and Equipment		
Land	**1,694**	1,694
Buildings	**51,022**	47,951
Machinery and equipment	**102,663**	92,256
	155,379	141,901
Less accumulated depreciation	**95,409**	89,550
Property, Plant and Equipment - Net	**59,970**	52,351
Deferred Income Taxes	**4,510**	5,977
Other	**11,766**	9,094
	$211,534	$187,540

Shares outstanding reflect the 5 for 4 stock split effective December 10, 2007.

See notes to consolidated financial statements.

	December 31, 2007	2006
Liabilities and Shareholders' Equity		
Current Liabilities:		
Accounts payable	**$ 14,162**	$ 10,417
Payrolls and related liabilities	**7,122**	6,095
Commissions payable	**5,008**	4,175
Accrued expenses	**4,925**	4,432
Accrued postretirement and medical benefits	**2,264**	2,527
Total Current Liabilities	**33,481**	27,646
Income Taxes Payable	**823**	–
Retirement Benefits	**–**	4,185
Postretirement Benefits	**26,661**	27,567
Deferred Income Taxes	**609**	–
Minority Interest	**520**	–
Shareholders' Equity		
Common Shares, without par value: Authorized – 35,000,000 shares; Outstanding – 16,703,035 shares in 2007 and 16,699,285 shares in 2006 (after deducting treasury shares of 609,183 in 2007 and 612,933 in 2006) at stated capital amount	**5,098**	5,097
Retained earnings	**151,467**	135,268
Accumulated other comprehensive loss	**(7,125)**	(12,223)
Total Shareholders' Equity	**149,440**	128,142
	$211,534	$187,540

Consolidated Statements of Shareholders' Equity

(Thousands of dollars, except per share amounts)	Common Shares	Retained Earnings	Accumulated Other Comprehensive Income (Loss) Pension and OPEB Adjustments	Accumulated Other Comprehensive Income (Loss) Foreign Currency Translation Adjustments	Total
Balances January 1, 2005	$5,093	$117,261	–	$ (456)	$121,898
Comprehensive income:					
Net income		10,903			10,903
Other comprehensive income				166	166
Total comprehensive income					11,069
Issuance of 3,000 common shares from treasury	2	62			64
Cash dividends - $.36 a share		(5,983)			(5,983)
Balances December 31, 2005	5,095	122,243	–	(290)	127,048
Comprehensive income:					
Net income		19,072			19,072
Other comprehensive income				80	80
Total comprehensive income					19,152
Adjustment for initial application of FAS 158, net of tax ($7,168)			$(12,013)		(12,013)
Issuance of 3,000 common shares from treasury	2	79			81
Cash dividends - $.37 a share		(6,126)			(6,126)
Balances December 31, 2006	5,097	135,268	(12,013)	(210)	128,142
Adoption of FASB Interpretation No. 48		**(253)**			**(253)**
Comprehensive income:					
Net income		**22,859**			**22,859**
Other comprehensive income			**2,846**	**2,252**	**5,098**
Total comprehensive income					**27,957**
Issuance of 3,000 common shares from treasury	**1**	**96**			**97**
Cash dividends - $.39 a share		**(6,503)**			**(6,503)**
Balances December 31, 2007	**$5,098**	**$151,467**	**$ (9,167)**	**$2,042**	**$149,440**

Shares outstanding and per share data reflect the 5 for 4 stock split effective December 10, 2007.

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(Thousands of dollars)	Year ended December 31, 2007	2006	2005
Cash flows from operating activities:			
Net income	**$22,859**	$19,072	$10,903
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**7,597**	6,688	6,808
Proceeds from insured loss	**2,470**	–	–
Deferred income taxes	**2,490**	(5,558)	2,465
Changes in operating assets and liabilities:			
Accounts receivable	**(1,103)**	(3,662)	(8,485)
Inventories	**(1,773)**	2,104	(14,169)
Accounts payable	**3,376**	582	3,220
Commissions payable	**833**	(1,220)	2,586
Income taxes	**570**	(821)	250
Postretirement benefits	**53**	2,624	1,053
Other	**(2,537)**	(1,065)	(1,588)
Net cash provided by operating activities	**34,835**	18,744	3,043
Cash flows from investing activities:			
Capital additions - net	**(12,826)**	(7,258)	(3,189)
Proceeds from insured loss	**530**	–	–
(Purchases) Redemption of short-term investments	**(1,385)**	584	(2,089)
Payment for acquisitions	**(3,693)**	–	(1,331)
Net cash used for investing activities	**(17,374)**	(6,674)	(6,609)
Cash flows from financing activities:			
Cash dividends	**(6,503)**	(6,126)	(5,983)
Proceeds from revolving credit facility	**–**	–	1,182
Payments on revolving credit facility	**–**	–	(1,182)
Net cash used for financing activities	**(6,503)**	(6,126)	(5,983)
Effect of exchange rate changes on cash	**992**	(45)	102
Net increase (decrease) in cash and cash equivalents	**11,950**	5,899	(9,447)
Cash and cash equivalents:			
Beginning of year	**12,654**	6,755	16,202
End of year	**$24,604**	$12,654	$ 6,755

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Note A - Summary of Major Accounting Policies

Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned and majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. Earnings per share are calculated in accordance with FAS 128 and are based on the weighted-average number of shares outstanding.

Cash Equivalents and Short-Term Investments

The Company considers highly liquid instruments with maturities of 90 days or less to be cash equivalents. The Company periodically makes short-term investments for which cost approximates market value.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are stated at the historical carrying amount net of allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts for estimated losses from the failure of its customers to make required payments for products delivered. The Company estimates this allowance based on knowledge of the financial condition of customers, review of historical receivables and reserve trends and other pertinent information.

Inventories

Inventories are stated at the lower of cost or market. The costs for approximately 91% and 92% of inventories at December 31, 2007 and 2006, respectively, are determined using the last-in, first-out (LIFO) method, with the remainder determined using the first-in, first-out method. Cost is comprised of materials, inbound freight costs, labor and an appropriate proportion of fixed and variable overheads, on an absorption costing basis.

Property, Plant and Equipment

Property, plant and equipment are stated on the basis of cost. Repairs and maintenance costs are expensed as incurred. Depreciation is computed principally by the straight-line method over the estimated useful lives of the assets. The estimated useful life ranges from 20 to 50 years for buildings and 5 to 10 years for machinery and equipment. Long-lived assets are reviewed for impairment losses whenever events or changes in circumstances indicate the carrying amount may not be recovered through future net cash flows generated by the assets. Impairment losses are recorded when the undiscounted cash flows estimated to be generated by those assets are less than the assets carrying amounts.

Goodwill and Intangibles

Goodwill in the amount of $4,053,000 resulted from an acquisition that occurred in 2002 and $750,000 due to the preliminary allocation of the purchase price from an acquisition in 2007. Intangible assets in the amount of $4,832,000 relate to acquisitions that occurred in 2002, 2005 and 2007, including $1,509,000 that resulted from the acquisition of Wavo Pompen B.V. (subsequently renamed Gorman-Rupp Europe B.V.) that occurred on April 2, 2007. The remainder of $3,323,000 in intangible assets relates to acquisitions that occurred in 2002 and 2005 and small currency fluctuations. The value of goodwill is tested as of October 1 of each year or more frequently if events or circumstances change that would likely reduce the fair value below carrying value. The Company uses the fair market value approach to test for impairment. The fair market valuations used for the impairment tests can be affected by changes in the estimates of revenue multiples and the discount rate used in the calculations. Losses, if any, resulting from impairment tests will be reflected in operating income in the Company's income statement. No impairment resulted from the annual reviews performed in 2007 or 2006.

Amortization of other intangible assets is calculated on the straight-line basis using the following lives:

Sales contracts	18 years
Drawings	15 years
Program logic	10 years
Customer relationships	9 years
Non-compete agreements	2-3 years

Revenue Recognition

Revenue from product sales is recognized when the risks and rewards of ownership and title passes, which generally occurs upon shipment to the customer.

Concentration of Credit Risk

The Company does not require collateral from its customers and has generally had a good collection history. There were no sales to a single customer that exceeded 10% of total net sales for the years ended December 31, 2007, 2006 and 2005.

Shipping and Handling Costs

The Company classifies all amounts billed to customers for shipping and handling as revenue and reflects shipping and handling costs in cost of products sold.

Advertising

The Company expenses all advertising costs as incurred, which for the years ended December 31, 2007, 2006 and 2005 totaled $3,165,000, $3,022,000, and $3,553,000, respectively.

Product Warranties

A liability is established for estimated future warranty and service claims based on historical claim experience and specific product failures. The Company expenses warranty costs directly to cost of products sold. Changes in the Company's product warranty liability are as follows:

(Thousands of dollars)	2007	2006
Balance at beginning of year	**$1,216**	$1,277
Warranty costs	**3,033**	1,895
Settlements	**(2,567)**	(1,956)
Balance at end of year	**$1,682**	$1,216

Foreign Currency Translation

Assets and liabilities of the Company's operations outside the United States which are accounted for in a functional currency other than U.S. Dollars are translated into U.S. Dollars using year-end exchange rates. Revenues and expenses are translated at weighted-average exchange rates effective during the year. Foreign currency translation gains and losses are included as a component of accumulated other comprehensive income (loss) within shareholders' equity.

Gains and losses resulting from foreign currency transactions, the amounts of which are not material, are included in net income.

Common Stock Split

On October 26, 2007 the Company announced a five-for-four stock split effective December 10, 2007 to shareholders of record as of November 15, 2007.

Reclassification

Certain amounts for 2006 have been reclassified to conform to the 2007 presentation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

New Accounting Pronouncements:

The Company adopted FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109 (FIN 48)* January 1, 2007. FIN 48 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. A reconciliation of the beginning and ending amount of unrecognized tax benefits is presented in Note E in the Notes to Consolidated Financial Statements.

In September, 2006 the FASB issued FAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans (FAS 158).* FAS 158 requires employers to fully recognize the obligations associated with single-employer defined benefit pension, retiree

Notes to Consolidated Financial Statements

healthcare and other postretirement plans in their consolidated financial statements. The provisions of FAS 158 were adopted for the fiscal year ending December 31, 2006. See Note F in the Notes to Consolidated Financial Statements.

In September, 2006 the FASB issued FAS No. 157, *Fair Value Measurements (FAS 157)* which provides guidance for using fair value to measure assets and liabilities. It also responds to investors' requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. FAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, and does not expand the use of fair value in any new circumstances. FAS 157, as originally issued, was effective for fiscal years beginning after November 15, 2007. However, on December 14, 2007, the FASB issued FASB Staff Position FAS 157-b, which deferred the effective date of FAS 157 for one year as it relates to non-financial assets and liabilities. The Company does not expect the adoption of FAS 157 to have a material impact on its consolidated financial position or results of operations.

In December, 2007 the FASB issued FAS No. 141(R), *Business Combinations (FAS 141(R))*. FAS 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquired company and the goodwill acquired. This statement also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. FAS 141(R) is effective for business combinations for which the acquisition date is on or after the first annual reporting period beginning on or after December 15, 2008. The Company does not expect the impact to be material on its consolidated financial position or results of operations.

In December, 2007 the FASB issued FAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements (FAS 160), an amendment of Accounting Research Bulletin No. 51, Consolidated Financial Statements (ARB 51)*. FAS 160 changes the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity. This new consolidation method significantly changes the accounting for transactions with minority interest holders. FAS 160 is effective for fiscal years beginning after December 15, 2008. The Company plans to adopt FAS 160 beginning in the first quarter of fiscal 2009. The Company is evaluating the impact the adoption of FAS 160 will have on its consolidated financial position and results of operations, but does not expect it to have a material impact on its consolidated financial position or results of operations.

Note B - Allowance for Doubtful Accounts

The allowance for doubtful accounts was $339,000 and $359,000 at December 31, 2007 and 2006, respectively.

Note C - Inventories

The excess of replacement cost over LIFO cost is approximately $45,182,000 and $41,904,000 at December 31, 2007 and 2006, respectively. Replacement cost approximates current cost. Reserves for excess and obsolete inventory totaled $2,100,000 and $2,408,000 at December 31, 2007 and 2006, respectively.

Note D - Financing Arrangements

Under an unsecured demand line of credit which matures in June, 2009, the Company may borrow up to $10.0 million with interest at LIBOR plus .75% or at alternative rates as selected by the Company. At December 31, 2007, there was $9,565,000 available for borrowing after deducting $435,000 for letters of credit.

The Company also has a $4.0 million unsecured revolving loan agreement which matures in May, 2009. At December 31, 2007 there was $1,676,000 available for borrowing after deducting $2,324,000 for letters of credit. Interest is payable quarterly at LIBOR plus .55% or at alternative rates as selected by the Company.

The $10.0 million demand line of credit and the $4.0 million revolving loan agreement contain restrictive covenants, including limits on additional borrowings and maintenance of certain operating and financial ratios. At December 31, 2007 the Company was in compliance with such requirements.

Interest expense, which approximates interest paid, was $49,000, $41,000 and $25,000 in 2007, 2006 and 2005, respectively.

The Company has operating leases for certain offices, manufacturing buildings, land, office equipment and automobiles. Rental expenses relating to operating leases were $691,000, $588,000 and $433,000 in 2007, 2006 and 2005, respectively.

The future minimum lease payments due under these operating leases are as follows:

(Thousands of dollars)	2008	2009	2010	2011	2012	Thereafter
Minimum lease payments	$715	$579	$445	$417	$404	$2,577

Note E - Income Taxes

The components of income before income taxes are:

(Thousands of dollars)	2007	2006	2005
United States	**$33,243**	$26,001	$15,618
Foreign	**2,140**	1,725	1,520
	$35,383	$27,726	$17,138

The components of income tax expense are as follows:

(Thousands of dollars)	2007	2006	2005
Current expense:			
Federal	**$10,347**	$5,334	$3,188
Foreign	**713**	706	535
State and local	**1,153**	1,004	46
	12,213	7,044	3,769
Deferred expense (credit):			
Federal	**225**	1,549	1,684
Foreign	**(15)**	(52)	(44)
State and local	**101**	113	826
	311	1,610	2,466
	$12,524	$8,654	$6,235

The reconciliation between income tax expense and the amount computed by applying the statutory federal income tax rate of 35% to income before income taxes is as follows:

(Thousands of dollars)	2007	2006	2005
Income taxes at statutory rate	**$12,384**	$9,704	$5,998
State and local income taxes, net of federal tax benefit	**815**	726	567
Tax credits	**(350)**	(1,496)	–
IRC Section 199	**(508)**	(125)	(121)
Other	**183**	(155)	(209)
	$12,524	$8,654	$6,235

Deferred tax assets and liabilities consist of the following:

(Thousands of dollars)	2007	2006	2005
Deferred tax assets			
Inventories	**–**	$ 235	$ 1,327
Accrued liabilities	**$ 2,140**	1,693	2,006
Postretirement health benefits obligation	**9,663**	10,083	8,132
Other	**–**	1,554	–
Other - Canada	**273**	–	–
Total deferred tax assets	**12,076**	13,565	11,465
Deferred tax liabilities			
Inventories	**244**	–	–
Depreciation and amortization - The Netherlands	**750**	–	–
Depreciation and amortization	**5,324**	5,607	5,956
Other	**290**	-	3,109
Total deferred tax liabilities	**6,608**	5,607	9,065
Net deferred tax assets	**$ 5,468**	$ 7,958	$ 2,400

The Company made income tax payments of $8,925,000, $11,982,000 and $3,710,000 in 2007, 2006 and 2005, respectively.

Annual Disclosures in Year of Adoption

The Company adopted the provisions of FASB Interpretation 48, *Accounting for Uncertainty in Income Taxes*, on January 1, 2007. Previously, the Company had accounted for tax contingencies in accordance

Notes to Consolidated Financial Statements

with Statement of Financial Accounting Standards 5, *Accounting for Contingencies*. As required by Interpretation 48, which clarifies Statement 109, *Accounting for Income Taxes*, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. At the adoption date, the Company applied Interpretation 48 to all tax positions for which the statute of limitations remained open. As a result of the implementation of Interpretation 48, the Company recognized approximately a $256,000 increase in the liability for unrecognized tax benefits, which was accounted for as a reduction to the January 1, 2007 balance of retained earnings. The amount of unrecognized tax benefits as of January 1, 2007 was $1,159,000.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(Thousands of dollars)	**2007**
Balance at January 1, 2007	**$1,159**
Additions based on tax positions related to the current year	**242**
Additions for tax positions of prior years	**90**
Reductions for tax positions of prior years	**(245)**
Reductions as result of lapse of applicable statue of limitations	**(6)**
Settlements	**(243)**
Balance at December 31, 2007	**$ 997**

The amount of unrecognized tax benefits at December 31, 2007 includes $794,000 of unrecognized tax benefits which, if ultimately recognized, will reduce the Company's annual effective tax rate.

The Company is subject to income taxes in the U.S. federal jurisdiction, and various states, local and foreign jurisdictions. Income tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for the years before 2004.

The Company has entered into Voluntary Disclosure programs with several state income taxing jurisdictions. The Company has recorded unrecognized tax benefits of approximately $114,000 related primarily to income tax filing issues with these states. The Company anticipates that the resolution of these unrecognized tax benefits will occur within the next 12 months. Additionally, the statute of limitations in several jurisdictions will expire in the next 12 months. The Company has unrecognized tax benefits of $61,000, which would be recognized if the statute of limitations expires without the relevant taxing authority examining the applicable returns.

The Company resolved a provincial tax audit in Canada that resulted in a $151,000 reduction in the settlement amount which includes taxes, interest and penalties.

The Company recognizes interest accrued related to unrecognized tax benefits in income tax expense for all periods presented. The Company had accrued approximately $172,000 and $154,000 for the payment of interest and penalties at January 1, 2007 and December 31, 2007, respectively.

Note F - Pensions and Other Postretirement Benefits

The Company sponsors a defined benefit pension plan covering substantially all employees. Additionally, the Company sponsors a defined contribution pension plan at one location not participating in the defined benefit pension plan. A 401(k) plan that includes a partial Company match is also available. For substantially all United States employees hired after January 1, 2008, an enhanced 401(k) plan will be made available instead of the Company's defined benefit pension plan. Benefits will be based on age and years of service. Current employees hired prior to January 1, 2008 will not be affected by the change. Total contributions for the defined contribution pension plan and the 401(k) plan in 2007, 2006 and 2005 were $821,000, $742,000 and $599,000, respectively.

The Company also sponsors a non-contributory defined

benefit health care plan that provides health benefits to substantially all retirees and their spouses. The Company funds the cost of these benefits as incurred. For measurement purposes, a 4.0% annual rate of increase in the per capita cost of covered health care benefits for retirees age 65 and over was assumed for 2007. The rate of increase is expected to remain constant going forward.

The Company has adopted FAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans (FAS 158)* for the fiscal year ending December 31, 2006. FAS 158 requires employers to fully recognize the obligations associated with single-employer defined benefit pension, retiree healthcare and other postretirement plans in their financial statements.

The following table presents the plans' funded status as of the measurement date reconciled with amounts recognized in the Company's balance sheets as required by FAS 158:

	Pension Benefits		Postretirement Benefits	
(Thousands of dollars)	2007	2006	2007	2006
Accumulated benefit obligation at end of year	**$41,660**	$40,349	**$28,248**	$29,435
Change in benefit obligation				
Benefit obligation at beginning of year	**$48,774**	$45,264	**$29,435**	$30,980
Service cost	**2,479**	2,236	**1,256**	1,191
Interest cost	**2,682**	2,496	**1,616**	1,709
Benefits paid	**(4,197)**	(3,984)	**(1,779)**	(1,470)
Effect of foreign exchange	–	–	**124**	–
Actuarial loss (gain)	**2,239**	2,762	**(2,280)**	(2,975)
Benefit obligation at end of year	**$51,977**	$48,774	**$28,372**	$29,435
Change in plan assets				
Fair value of plan assets at beginning of year	**$44,589**	$36,418	–	–
Actual return on plan assets	**6,972**	5,617	–	–
Employer contributions	**6,824**	6,538	**$ 1,779**	$ 1,470
Benefits paid	**(4,197)**	(3,984)	**(1,779)**	(1,470)
Fair value of plan assets at end of year	**$54,188**	$44,589	**$ 0**	$ 0
Funded status at measurement date	**$ 2,211**	$ (4,185)		

	Pension Benefits		Postretirement Benefits	
(Thousands of dollars)	2007	2006	2007	2006
Amounts recognized in the statement of financial position consist of:				
Noncurrent assets	**$2,211**	–	–	–
Current liabilities	–	–	**$ (1,711)**	$ (1,868)
Noncurrent liabilities	–	$(4,185)	**(26,661)**	(27,567)
	$2,211	$(4,185)	**$(28,372)**	$(29,435)
Amounts recognized in accumulated other comprehensive income consist of:				
Accumulated other comprehensive loss	**$14,439**	$16,674	**$239**	$2,507
Deferred tax (benefit)	**(5,731)**	(6,236)	**220**	(932)
Provision after tax accumulated other compreshensive loss	**$ 8,708**	$10,438	**$459**	$1,575

	Pension Benefits		Postretirement Benefits	
(Thousands of dollars)	2007	2006	2007	2006
Components of net periodic benefit cost				
Service cost	**$2,479**	$2,236	**$1,256**	$1,191
Interest cost	**2,682**	2,496	**1,616**	1,709
Expected return on plan assets	**(3,418)**	(2,858)	–	–
Recognized actuarial loss	**921**	1,024	–	262
Net periodic benefit cost	**2,664**	2,898	**2,872**	3,162
Other changes in plan assets and benefit obligations recognized in other comprehensive income are:				
Net gain	**(3,259)**	2	–	–
Total recognized in net periodic benefit cost and other comprehensive income	**$ (595)**	$2,900	**$2,872**	$3,162

The prior service cost is amortized on a straight line basis over the average remaining service period of active participants.

The gain or loss in excess of the greater of 10% of the benefit obligation or the market related value of assets

Notes to Consolidated Financial Statements

is amortized on a straight line basis over the average remaining service period of active participants.

	Pension Benefits		Postretirement Benefits	
(Thousands of dollars)	2007	2006	2007	2006
Weighted-average assumptions used to determine benefit obligations at October 31 are:				
Discount rate	**6.10%**	5.70%	**6.10%**	5.70%
Rate of compensation increase	**3.50%**	3.50%	–	–
Weighted-average assumptions used to determine net periodic benefit cost for years ended October 31 are:				
Discount rate	**5.70%**	5.70%	**5.70%**	5.70%
Expected long-term rate of return on plan assets	**8.00%**	8.00%	–	–
Rate of compensation increase	**3.50%**	3.50%	–	–

The investment return of the Account's asset allocation will be measured against those of a target portfolio consisting of 60% equities, 35% fixed income securities, and 5% cash equivalents of domestic corporations. Equities (including all convertible securities) may comprise up to 70% of the accounts market value, with a minimum requirement of 20%. Fixed income/floating rate securities (including preferred stocks and cash equivalents) should not exceed 80% of the Account's market value and may represent as little as 30%. Cash equivalents (including all senior debt securities with less than one year to maturity) may comprise up to 40% of the Fund's market value. Non-U.S. corporate securities may comprise up to 35% of the account. The long-term objective growth rate of the Plan is the Consumer Price Index plus 3%.

	Pension Benefits	
(Thousands of dollars)	2007	2006
Weighted-average asset allocations at October 31 are:		
Asset Category		
Equity Securities	**62%**	56%
Fixed Income	**22%**	33%
Cash and Cash Equivalents	**16%**	11%
Target Asset Allocations		
Equity Securities	**20-70%**	20-70%
Fixed Income	**30-80%**	30-80%
Cash and Cash Equivalents	**0-40%**	0-40%

Contributions

The Company expects to contribute $4,200,000 to its pension plan in 2008.

Expected future benefit payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

(Thousands of dollars)	2008	2009	2010	2011	2012	Thereafter
Pension	$3,620	$3,206	$3,904	$4,077	$5,528	$29,343
Postretirement	$1,763	$1,770	$1,863	$1,994	$2,146	$12,536

Note G - Business Segment Information

The Company operates principally in one business segment, the design, manufacture and sale of pumps and related fluid control equipment for water, wastewater, construction, industrial, petroleum, original equipment, agriculture, fire protection, heating, ventilation and air conditioning (HVAC), military and other liquid-handling applications. The Company's pumps are marketed in the United States and Canada through a network of approximately 1,000 distributors, through manufacturers' representatives (for sales to many original equipment manufacturers), through third-party distributor catalogs, and by direct sales. Export sales are made primarily through foreign distributors and representatives. The Company exports to more than 100 countries around the world. The components of customer sales, determined based on the location of customers, are as follows:

(Thousands of dollars)	2007	%	2006	%	2005	%
United States	**$217,444**	**71**	$188,545	70	$171,677	74
Foreign countries	**88,118**	**29**	82,365	30	59,572	26
Total	**$305,562**	**100**	$270,910	100	$231,249	100

Note H - Other Assets

The major components of other assets are as follows:

(Thousands of dollars)	December 31, 2007	2006
Goodwill	**$ 4,803**	$4,053
Intangibles:		
Trade names	**1,020**	1,020
Drawings	**1,400**	1,400
Customer relationships	**874**	-
Non-compete agreements	**713**	195
Other intangibles	**825**	687
Prepaid pension cost	**2,211**	-
Other assets	**1,276**	2,601
	13,122	9,956
Less - accumulated amortization	**(1,356)**	(862)
Total	**$11,766**	$9,094

Included in intangibles for 2007 is $1,509,000 related to the Wavo Pompen B.V. acquisition (Gorman-Rupp Europe B.V.).

Note I - Acquisitions

In April, 2007 the Company's wholly-owned subsidiary, The Gorman-Rupp International Company, purchased a 90% controlling equity interest in Wavo Pompen B.V. (subsequently renamed Gorman-Rupp Europe B.V.) for consideration (net of cash acquired) of approximately $4.1 million, of which $3.7 million has been paid as of December 31, 2007. The acquisition was financed with cash from the Company's treasury. The preliminary allocation of the purchase price to the business acquired was recorded as of December 31, 2007 after an allocation of fair value to assets and liabilities acquired. The acquisition of Wavo Pompen B.V. offers the Company an expanded European presence and is a continuation of the implementation of its international growth strategy.

Note J - Flood Insurance Recoveries

In August, 2007 the Company's Mansfield Division assembly facility was damaged by flooding as a result of a flash flood of an adjacent creek. As of December 31, 2007, the Company incurred costs and damages related to the flood of $3.8 million. These costs included the write-off of inventory and long-lived assets, repair of property damage and other cleanup costs. The Company maintains replacement value insurance coverage, including flood insurance, which provides for reimbursement of losses resulting from property damage, loss of product and business interruption. There was not a material effect on earnings as a result of the flood due to the replacement value coverage of the insurance. The Company's insurance policy carries a $500,000 deductible. The Company expects to be fully covered for losses as a result of the flood as accounted for in accordance with FASB Statement No. 5, *Accounting for Contingencies*, and FASB Interpretation No. 30, *Accounting for Involuntary Conversions of Nonmonetary Assets to Monetary Assets*. As of December 31, 2007, the Company received a partial payment of $3.0 million and has recorded a receivable of $900,000 for insurance recoveries.

Management's Discussion and Analysis of Financial Condition and Results of Operation

The Company operates principally in one business segment, the design, manufacture and sale of pumps and related equipment for use in water, wastewater, construction, industrial, petroleum, original equipment, agriculture, fire protection, heating, ventilating and air conditioning (HVAC), military and other liquid-handling applications.

Results of Operations 2007 Compared to 2006

The Company achieved record net sales of $305.6 million in 2007 compared to the previous record of $270.9 million set in 2006, an increase of $34.7 million or 12.8%. The record level of net sales reflected the continued organic growth in the Company's core business of fluid-handling applications. Sales of dewatering and flood control equipment contributed to the strong 2007 results. The international, fire protection and construction markets all recorded substantial increases in sales revenue in 2007. At Patterson Pump Company, a $14.0 million order was shipped for flood control and levee protection in New Orleans, contributing to a $7.2 million increase in centrifugal pump sales, while fire protection pump sales increased $11.5 million from 2006 levels as a result of continued growth in international construction activity.

Commercial market sales increased $12.7 million due to strength in the construction and rental markets. Also included in 2007 results are $3.4 million in sales from the newly acquired Wavo Pompen B.V. (renamed Gorman-Rupp Europe B.V.) subsidiary. Continued emphasis on water and wastewater infrastructure improvements, both domestically and internationally, provided for growth in sales during 2007.

Total international sales increased $5.7 million, representing a 6.9% increase from 2006 levels. International sales amounted to $88.1 million in 2007 compared to $82.4 million in 2006. The increase in international sales is primarily the result of an increased focus on international growth by the Company and the strong global economies.

The backlog of orders at December 31, 2007 was $116.4 million compared to $109.5 million at December 31, 2006, an increase of $6.9 million or 6.3%. Over 97 percent of the total current backlog of orders is expected to ship during 2008, with the remainder in 2009. The original equipment market, fire protection market and municipal market represent 40%, 20% and 20%, respectively, of the total order backlog at December 31, 2007.

Cost of products sold in 2007 was $238.1 million compared to $212.2 million in 2006, an increase of $25.9 million or 12.2%. As a percent of net sales, cost of products sold was 77.9% in 2007 compared to 78.3% in 2006. The 0.4 percentage point reduction in cost of products sold as a percent of net sales was primarily related to efficiencies on increased volume at the Company's production facilities. Material costs increased $20.9 million to support the increase in sales. Health care costs for current employees increased $2.2 million due to increased claims and higher medical costs. Salaries increased $736,000 due to the inclusion of Gorman-Rupp Europe B.V. and normal salary increases. Warranty costs increased $1.1 million due to estimates related to higher sales volume and claims experience. Depreciation expense increased $578,000 due to additions of machinery and equipment purchased in 2007. Profit sharing expense increased $181,000 directly related to the higher operating income levels achieved during the year. Partially offsetting the increases, retirement and postretirement benefit expenses decreased $694,000 primarily from lower postretirement costs related to decreased medical costs among retirees. As a percent of net sales, gross margins were 22.1% in 2007 and 21.7% in 2006.

Selling, general and administrative (SG&A) expenses in 2007 were $34.6 million compared to $32.4 million in 2006, an increase of $2.2 million. As a percent of net sales, SG&A expenses were 11.3% during 2007 and 12.0% in 2006, with the decrease of 0.7 percentage points related primarily to the higher sales volume. Salaries increased $714,000 as a result of the filling of vacant positions, normal salary increases and the inclusion of Gorman-Rupp Europe B.V. Profit sharing expense increased $692,000 related to the higher operating income levels that were achieved during the year. Health care costs increased $242,000 due to increased claims and higher medical costs among current employees. Amortization costs increased $241,000 due to the allocation of the purchase price to intangible assets related to the acquisition of Gorman-Rupp Europe B.V. in 2007.

Other income in 2007 was $2.6 million compared to $1.5 million in 2006, an increase of $1.1 million or 73.3%. Interest income increased $719,000 as the result of higher cash balances invested during the year. Foreign currency exchange gains increased $239,000 in 2007 reflecting increases in the value of the Euro and the Canadian Dollar compared to the U.S. Dollar throughout the year.

Other expense was $76,000 and $66,000 in 2007 and 2006, respectively.

The effective income tax rate was 35.4% in 2007 compared to 31.2% in 2006, an increase of 4.2 percentage points. Tax rates in 2006 were lower due to research and development tax credits for the years 2002 through 2006 amounting to $1.5 million, and changes in state and local tax liabilities totaling $570,000. Without the research and development tax credits, the effective tax rate would have been 36.6% in 2006.

Net income for 2007 was a record $22.9 million compared to $19.1 million in 2006, an increase of $3.8 million or 19.9%. As a percent of net sales, net income was 7.5% and 7.0% in 2007 and 2006, respectively.

Earnings per share was $1.37 in 2007 compared to $1.14 in 2006, an increase of $0.23 per share, restated to reflect the five-for-four stock split distributed December 10, 2007.

Cash dividends paid on common shares increased $0.023 per share during 2007 to $0.388 per share and marked the 35th consecutive year of increased cash dividends. The dividend yield at December 31, 2007 was 1.2%. Dividend amounts reflect the five-for-four stock split distributed December 10, 2007.

In September, 2006 the FASB issued FAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*, which changed the accounting rules for reporting and disclosures related to pension and other post-retirement benefit plans for companies with year-ends after December 15, 2006. Effective in 2008, the Company will change the measurement date for pension and post-retirement benefit plans from October 31 to December 31 to comply with the requirements of FAS 158.

Results of Operations 2006 Compared to 2005

The Company achieved record net sales of $270.9 million in 2006 compared to $231.2 million in 2005, an increase of $39.7 million or 17.2%. The record level of net sales reflected the continued organic growth in the Company's core business of fluid-handling applications. Sales of dewatering and flood control equipment contributed to the strong 2006 results. The international, fire protection, municipal and original equipment manufacturer (OEM) markets all recorded substantial increases in sales revenue in 2006. In the OEM market, sales of fabricated components increased $10.8 million from 2005 levels. At Patterson Pump Company, a $6.9 million order was shipped for flood control and levee protection, contributing to an $8.6 million increase in centrifugal pump sales. Fire protection sales increased $11.0 million from 2005 levels as a result of continued growth in international construction activity and the strong global economies. Additional price increases of three to five percent were implemented midyear to offset inflationary trends in the metals commodity markets and higher energy costs.

Total export shipments increased $22.8 million or 38.1% from 2005. Sales amounted to $82.3 million in 2006 compared to $59.6 million in 2005. Export shipments represented 30% of total net sales in 2006 compared to 26% in 2005, more than doubling in the past two years. The increase in export sales is primarily the result of an increased focus on international growth by the Company and strong global economies. Additionally, the decline in the value of the dollar against foreign currencies contributed to the strong growth.

The record backlog of orders at December 31, 2006 was $109.5 million compared to $94.1 million at December 31, 2005, an increase of $15.4 million or 16.4%. Patterson Pump Company's backlog increased $6.1 million from December, 2005 levels and includes a $15 million order for pumping equipment for a New Orleans flood control project that is scheduled to ship in the first half of 2007. The Mansfield Division backlog increased $6.2 million due to strength in its core markets, including construction. Over 90 percent of the current backlog of orders is expected to ship during 2007, with the remainder in 2008.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Cost of products sold in 2006 was $212.2 million compared to $184.2 million in 2005, an increase of $28.0 million or 15.2%. As a percent of sales, cost of products sold was 78.3% in 2006 compared to 79.6% in 2005. The 1.3% reduction in cost of products sold as a percent of net sales was primarily related to efficiencies on increased volume at the Company's production facilities. Material costs and hourly labor costs increased $21.1 million and $3.2 million, respectively, to support the growth in sales volumes and were proportionate to the increase in sales. Rising raw material costs were realized early in the year and stabilized toward the end of the year at the somewhat higher levels. Stainless steel, copper and aluminum all realized substantial price increases during the year. Profit sharing expense increased $1.3 million related to the higher operating income levels that were achieved during the year. Retirement and postretirement benefit expense increased $813,000 from higher service and interest costs. Health care costs increased $382,000 due to increased claims and higher medical costs. As a percent of net sales, gross margins were 21.7% in 2006 and 20.4% in 2005.

Selling, general and administrative (SG&A) expenses in 2006 were $32.4 million compared to $30.4 million in 2005, an increase of $2.0 million. As a percent of net sales, SG&A expenses were 12.0% during 2006 and 13.1% in 2005, with the decrease of 1.1 percentage points related primarily to the higher sales volume. Salaries increased $721,000 due to filling of vacancies in open positions and additional hiring to support the increased sales activity. Professional services increased $663,000 due to higher auditing and consulting fees. Profit sharing expense increased $517,000 related to the higher operating income levels that were achieved during the year. Retirement and postretirement benefit expense increased $236,000 from higher service and interest costs. Offsetting these increases was a $530,000 reduction in advertising expense in 2006 due partially to a trade show that was held in 2005 that is held every three years.

Other income in 2006 was $1.5 million compared to $892,000 in 2005, an increase of $608,000 or 68.2%. Increased interest income of $380,000 was the result of higher cash balances invested during the year at higher interest rates. Foreign currency exchange gains increased $313,000 in 2006, reflecting fluctuations primarily in the value of the Dollar vs. the Euro throughout the year.

Other expense was $66,000 and $457,000 in 2006 and 2005, respectively. Foreign currency exchange losses decreased $393,000 in 2006, reflecting fluctuations primarily in the value of the Dollar vs. the Euro throughout the year.

The effective income tax rate was 31.2% in 2006 compared to 36.4% in 2005, a decrease of 5.2 percentage points. The lower tax rate was primarily due to research and development tax credits for the years 2002 through 2006, and changes in state and local tax liabilities totaling $570,000. Without the research and development tax credits, the effective tax rate would have been 36.6%.

Net income for 2006 was a record $19.1 million compared to $10.9 million in 2005, an increase of $8.2 million or 75.2%. As a percent of net sales, net income was 7.0% and 4.7% in 2006 and 2005, respectively. The strong growth in net income was primarily a result of growth in sales and the much improved profitability at the Company's Patterson Pump Company subsidiary.

Earnings per share was $1.14 in 2006 compared to $0.66 in 2005, an increase of $0.48 per share restated to reflect the five-for-four stock split distributed December 10, 2007.

Cash dividends paid on common shares increased to $0.365 per share in 2006 from $0.358 per share in 2005 and marked the 34th consecutive year of increased cash dividends. The dividend yield at December 31, 2006 was 1.2%. Dividends have been restated to reflect the five-for-four stock split distributed December 10, 2007.

In September, 2006 the FASB issued FAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*, which changed the accounting rules for reporting and disclosures related to pension and other postretirement benefit plans for companies with year-end after December 15, 2006. Included in the pronouncement, companies are required to record pension and postretirement liabilities on their balance sheets. At December 31, 2006, the Company recorded a $19.2 million charge against other comprehensive income related to retirement and postretirement expenses. A deferred tax benefit of $7.2 million resulted in a net charge to other comprehensive income of $12.0 million. Effective by 2008, the Company will be required to change the measurement date for pension and postretirement benefit plans from October 31 to December 31.

Trends

The Company is not exposed to material market risks as a result of its export sales or operations outside of the United States. Export sales are denominated predominately in U.S. dollars and made on open account or with a letter of credit.

Numerous business entities in the pump and fluid-handling industries, as well as a multitude of companies in many other industries, continue to be targeted in a series of lawsuits in several jurisdictions by various individuals seeking redress to claimed injury as a result of the entities' alleged use of asbestos in their products. The Company and three of its subsidiaries remain drawn into this mass-scaled litigation, typically as one of hundreds of co-defendants in a particular proceeding. (The vast majority of these cases are against Patterson Pump Company.) The allegations in the lawsuits involving the Company and/or its subsidiaries are vague, general and speculative, and most cases have not advanced beyond the early stage of discovery. In certain situations, the plaintiffs have voluntarily dismissed the Company and/or its subsidiaries from some of the lawsuits after the plaintiffs have acknowledged that there is no basis for their claims. In other situations, the Company and/or its subsidiaries have been dismissed from some of the lawsuits as a result of court rulings in favor of motions to dismiss and/or motions for summary judgment. In eleven cases, the Company and/or its subsidiaries have entered into nominal economic settlements recommended and paid for by insurers, coupled with dismissal of the lawsuits. Insurers of the Company have engaged legal counsel to represent the Company and its subsidiaries and to protect their interests.

In addition, the Company and/or its subsidiaries are parties in a small number of legal proceedings arising out of the ordinary course of business. Management does not currently believe that these proceedings, or the industry-wide asbestos litigation, will materially impact the Company's results of operations, liquidity or financial condition.

Liquidity and Sources of Capital

Cash equivalents and short-term investments totaled $30.2 million and there was no bank debt at December 31, 2007. In addition, the Company had $11,241,000 available in bank lines of credit after deducting $2,759,000 in outstanding letters of credit. The Company was in compliance with all restrictive covenants, including limits on additional borrowings and maintenance of certain operating and financial ratios at December 31, 2007.

Normal capital expenditures for 2008, consisting principally of machinery and equipment, are estimated to be $8.0 to $10.0 million and expected to be financed through internally generated funds. During 2007, 2006 and 2005, the Company financed its capital improvements and working capital requirements principally through internally generated funds, proceeds from short-term investments and line of credit arrangements with banks.

The Company has allocated $5,850,000 for site preparation and architectural and design engineering services regarding a future expansion of a manufacturing facility in Mansfield, Ohio. Capital expenditures of $2,359,000 have been incurred as of December 31, 2007. No date has been established to begin construction of the facility.

Cash provided by operating activities was $34.8 million, $18.7 million and $3.0 million in 2007, 2006 and 2005, respectively. In 2007, additional cash was generated principally due to increased net income and the reduction of prepaid income taxes applied to the Company's current tax liability.

Insurance proceeds of $3.0 million were received in 2007 related to a flood that occurred in August of 2007 at one of the Company's Mansfield, Ohio assembly and office facilities. Proceeds from the insurance company were used to replace inventory and equipment and to rebuild offices damaged in the flood.

Cash used for investing activities was $17.4 million, $6.7 million and $6.6 million for 2007, 2006 and 2005, respectively, and normally consists of investments in machinery and equipment. The Company's 2007 net capital expenditures were $12.8 million compared to $7.3 million in 2006, an increase of $5.5 million. Additionally, $3.7 million in cash was used for the acquisition of Wavo Pompen B.V. (subsequently renamed Gorman-Rupp Europe B.V.) in 2007.

Cash used for financing activities was $6.5 million in 2007, $6.1 million in 2006 and $6.0 million in 2005. Cash dividends constituted the major portion of cash outflows.

Management's Discussion and Analysis of Financial Condition and Results of Operation

The changes in foreign currency translation against the U.S. Dollar increased cash by $992,000 in 2007, decreased cash by $45,000 in 2006, and increased cash by $102,000 in 2005. The increase in 2007 is primarily due to the gain in the value of the Euro and the Canadian Dollar compared to the U.S. Dollar.

The ratio of current assets to current liabilities was 4.0 to 1 and 4.3 to 1 at December 31, 2007 and 2006, respectively. Management believes that the Company has adequate working capital and a healthy liquidity position.

Critical Accounting Policies

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States. When more than one accounting principle, or the method of its application, is generally accepted, management selects the principle or method that is appropriate in Gorman-Rupp's specific circumstances. Application of these accounting principles requires management to make estimates about the future resolution of existing uncertainties; as a result, actual results could differ from these estimates. In preparing these financial statements, management has made its best estimates and judgments of the amounts and disclosures included in the financial statements, giving due regard to materiality. The Company does not believe there is a great likelihood that materially different amounts would be reported under different conditions or using different assumptions pertaining to the accounting policies described below.

Revenue Recognition

Substantially all of Gorman-Rupp's revenues are recognized when the risks and rewards of ownership and title passes, which generally occurs when products are shipped to unaffiliated customers. The Securities and Exchange Commission's Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition" provides guidance on the application of generally accepted accounting principles to selected revenue recognition issues. The Company has concluded that its revenue recognition policy is appropriate and in accordance with generally accepted accounting principles and SAB No. 104.

Allowance for Doubtful Accounts

The Company evaluates the collectibility of its accounts receivable based on a combination of factors. In circumstances where the Company is aware of a specific customer's inability to meet its financial obligations to Gorman-Rupp (e.g., bankruptcy filings, substantial down-grading of credit scores, etc.), the Company records a specific reserve for bad debts against amounts due to reduce the net recognized receivable to the amount the Company reasonably believes will be collected. For all other customers, the Company recognizes reserves for bad debts based on the length of time the receivables are past due. If circumstances change (e.g., an unexpected material adverse change in a major customer's ability to meet its financial obligations), the Company's estimates of the recoverability of amounts due could be reduced by a material amount. Historically, the Company's collection history has been good.

Inventories and Related Allowance

Inventories are valued at the lower of cost or market value and have been reduced by an allowance for excess and obsolete inventories. The estimated allowance is based on a variety of factors, including historical inventory usage and management evaluations. Historically, the Company has not experienced large write-offs due to obsolescence. The Company uses the last-in, first-out (LIFO) method for primarily all of its inventories.

Pension Plans and Other Postretirement Benefit Plans

The Company adopted FAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans (FAS 158)* effective January 1, 2006. FAS 158 requires employers to fully recognize the obligations associated with single-employer defined benefit pension, retiree healthcare and other postretirement plans in their financial statements.

The measurement of liabilities related to pension plans and other postretirement benefit plans is based on management's assumptions related to future events including interest rates, return on pension plan assets, compensation increases and health care cost trend rates. The Company uses a measurement date of October 31 for benefit plan determinations. For fiscal year 2008 the measurement date will be changed to December 31 as required by the Pension Protection Act of 2006. The discount rates used to determine the present value of future benefits are based on effective yields of investment grade fixed income investments. The discount rate used to value pension plan and postretirement obligations was 6.10% at October 31, 2007 and 5.70% at October 31, 2006. Annual expense amounts are determined based on the discount rate at October 31 of the prior year. The expected rate of return on pension assets is designed to be a long-term assumption that will be subject to year-to-year variability. The rate for 2007 and 2006 was 8.00%. During 2007, the fair market value of pension assets increased. Actual pension plan asset performance will either reduce or increase unamortized losses which will ultimately affect net income. The assumed rate of compensation increase was 3.50% in 2007 and 2006.

The assumption used for the rate of increase in medical costs over the next five years was essentially unchanged from 2006 to 2007. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, a one-percentage point change in the assumed health care cost trend rate would have the following effects:

	One-Percentage Point	
(Thousands of dollars)	**Increase**	**Decrease**
Effect on total of service and interest cost components in 2007	**$ 259**	**$ (231)**
Effect on accumulated postretirement benefit obligation as of December 31, 2007	**$2,058**	**$(1,863)**

The overall effect of changes noted in the above assumptions will increase pension and postretirement expenses.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standard No. 109, *Accounting for Income Taxes*, which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. Realization of the Company's deferred tax assets is principally dependent upon the Company's achievement of projected future taxable income, which management believes is sufficient to fully utilize the deferred tax assets recorded.

Goodwill and Other Intangibles

The Company accounts for goodwill in a purchase business combination as the excess of the cost over the fair value of net assets acquired. Business combinations can also result in goodwill and other intangible assets being recognized. Amortization of intangible assets, if applicable, occurs over their estimated useful lives. FAS 142 establishes a two-step method for testing goodwill for impairment on an annual basis (or an interim basis if an event occurs that might reduce the fair value of a reporting unit below its carrying value). FAS 142 also requires that an identifiable intangible asset that is determined to have an indefinite useful economic life not be amortized, but separately tested for impairment using a one-step fair value based approach. The value of goodwill is tested for impairment as of October 1 of each year, or more frequently if events or circumstances change that would likely reduce the fair value below carrying value. The Company uses the fair market value approach to test for impairment. The fair market valuations used for the impairment tests can be affected by changes in the estimates of the revenue multiples and the discount rate used in the calculations. Losses, if any, resulting from impairment tests will be reflected in operating income in the Company's income statement. No impairment resulted from the annual reviews performed in 2007 or 2006.

Amortization of other intangible assets is calculated on the straight-line basis using the following lives:

Sales contracts	18 years
Drawings	15 years
Program logic	10 years
Customer relationships	9 years
Non-compete agreements	2-3 years

Other Matters

Transactions with related parties are in the ordinary course of business and are not material to Gorman-Rupp's financial position, net income or cash flows. Gorman-Rupp does not have any off-balance sheet arrangements, financings or other relationships with unconsolidated "special purpose entities." Gorman-Rupp is also not a party to any long-term debt agreements, or any material capital leases, operating leases or purchase obligations.

Report of Management on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States.

The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States, and that receipts and expenditures of the Company are being made only in accordance with authorizations of Management and Directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, Management concluded the Company maintained effective internal control over financial reporting as of December 31, 2007.

Jeffrey S. Gorman

Jeffrey S. Gorman

President and Chief Executive Officer

Robert E. Kirkendall

Robert E. Kirkendall

Senior Vice President and Chief Financial Officer

February 28, 2008

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

Board of Directors and Shareholders of
The Gorman-Rupp Company

We have audited The Gorman-Rupp Company's internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Gorman-Rupp Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, The Gorman-Rupp Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The Gorman-Rupp Company as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2007 of The Gorman-Rupp Company and our report dated February 28, 2008 expressed an unqualified opinion thereon.

Ernst & Young LLP

Cleveland, Ohio
February 28, 2008

Eleven-Year Summary of Selected Financial Data

(Thousands of dollars, except per share amounts)

	2007	2006	2005	2004
Operating Results:				
Net sales	**$305,562**	$270,910	$231,249	$203,554
Gross profit	**67,452**	58,676	47,071	42,425
Income taxes	**12,524**	8,654	6,235	5,075
Net income	**22,859**	19,072	10,903	9,277
Depreciation and amortization	**7,597**	6,688	6,808	7,179
Interest expense	**49**	41	25	40
Return on net sales (%)	**7.5**	7.0	4.7	4.6
Sales dollars per employee	**286.9**	258.3	233.3	211.4
Income dollars per employee	**21.5**	18.2	11.0	9.6
Financial Position:				
Current assets	**$135,288**	$120,118	$110,501	$96,974
Current liabilities	**33,481**	27,646	28,219	21,112
Working capital	**101,807**	92,472	82,282	75,862
Current ratio	**4.0**	4.3	3.9	4.6
Property, plant and equipment – net	**59,970**	52,351	51,505	54,812
Capital additions - net	**12,826**	7,258	3,189	7,500
Total assets	**211,534**	187,540	179,541	165,673
Long-term debt	**-**	-	-	-
Shareholders' equity	**149,440**	128,142	127,048	121,898
Dividends paid	**6,503**	6,126	5,983	5,907
Average number of employees	**1,065**	1,049	991	963
Shareholder Information:(1)				
Basic and diluted earnings per share	**$1.37**	$1.14	$0.66	$0.55
Cash dividends per share	**0.388**	0.365	0.358	0.354
Shareholders' equity per share at December 31	**8.95**	7.67	7.61	7.30
Average number of shares outstanding	**16,701,175**	16,696,962	16,692,273	16,686,997

(1) Shares outstanding and per share data reflect the 5 for 4 stock split effective December 10, 2007.

Summary of Quarterly Results of Operations

The following is a summary of unaudited quarterly results of operations for the years ended December 31, 2007 and 2006:

(Thousands of dollars, except per share amounts)

Quarter Ended 2007	Net Sales	Gross Profit	Net Income	Basic and Diluted Earnings per Share(1)
First Quarter	**$ 74,461**	**$16,065**	**$ 5,092**	**$0.30**
Second Quarter	**79,647**	**18,099**	**6,538**	**0.39**
Third Quarter	**74,629**	**16,267**	**5,475**	**0.33**
Fourth Quarter	**76,825**	**17,021**	**5,754**	**0.35**
Total	**$305,562**	**$67,452**	**$22,859**	**$1.37**

(1) Per share data reflect the 5 for 4 stock split effective December 10, 2007.

2003	2002	2001	2000	1999	1998	1997
$195,826	$195,081	$203,169	$190,384	$182,239	$174,162	$167,723
41,851	41,451	48,108	48,430	46,347	43,713	40,964
4,613	5,267	8,450	8,400	8,460	7,400	6,340
9,787	8,936	14,585	13,796	13,081	11,752	10,612
7,274	7,035	7,128	6,863	6,489	6,330	5,959
56	72	116	183	55	188	238
5.0	4.6	7.2	7.2	7.2	6.7	6.3
196.4	185.1	195.2	186.5	177.6	170.4	163.8
9.8	8.5	14.0	13.5	12.7	11.5	10.4

$95,718	$85,315	$90,575	$83,745	$79,641	$80,012	$83,151
21,908	19,282	18,103	19,079	17,439	17,431	17,036
73,810	66,033	72,472	64,666	62,202	62,581	66,115
4.4	4.4	5.0	4.4	4.6	4.6	4.9
54,338	57,757	53,895	57,885	53,609	43,916	40,919
3,698	5,765	3,139	11,439	16,182	9,327	6,329
162,395	154,302	149,569	147,337	138,331	128,933	129,321
-	291	-	3,413	3,107	783	6,689
117,918	112,912	109,366	101,455	93,751	85,162	79,516
5,809	5,550	5,475	5,322	5,152	4,983	4,821
997	1,054	1,041	1,021	1,026	1,022	1,024

$0.58	$0.54	$0.87	$0.82	$0.78	$0.70	$0.63
0.348	0.333	0.328	0.318	0.307	0.297	0.286
7.07	6.77	6.55	6.05	5.59	5.07	4.73
16,681,146	16,675,287	16,708,026	16,761,442	16,766,702	16,793,724	16,812,795

Quarter Ended 2006	Net Sales	Gross Profit	Net Income	Basic and Diluted Earnings per Share[(1)]
First Quarter	$ 67,087	$14,950	$ 4,538	$0.27
Second Quarter	67,905	15,587	5,499	0.33
Third Quarter	70,833	16,590	6,612	0.40
Fourth Quarter	65,085	11,549	2,423	0.14
Total	$270,910	$58,676	$19,072	$1.14

(1) Per share data reflect the 5 for 4 stock split effective December 10, 2007.

Corporate Officers



James C. Gorman, 83
Chairman
Joined the Company, June 1949



Jeffrey S. Gorman, 55
President and
Chief Executive Officer
Joined the Company, January 1978



Robert E. Kirkendall, 65
Senior Vice President and
Chief Financial Officer
Joined the Company, April 1978



William D. Danuloff, 60
Vice President and
Chief Information Officer
Joined the Company, May 1971



Judith L. Sovine, CPA, 63
Treasurer
Joined the Company, September 1979



David P. Emmens, JD, 59
Corporate Counsel and
Secretary
Joined the Company, October 1997



Lee A. Wilkins, 53
Vice President
Human Resources
Joined the Company, October 1990

Division and Subsidiary Managers



Mansfield Division
Mansfield, Ohio

Mark L. Kreinbihl, 52
Vice President and
General Manager
Joined the Company, March 1988

Gorman-Rupp of Canada Limited
St. Thomas, Ontario, Canada

Gary W. Creeden, 61
Vice President and
General Manager
Joined the Company, January 1989

Gorman-Rupp Industries Division
Bellville, Ohio

James T. Hooker, 61
Vice President and
General Manager
Joined the Company, June 1973

Patterson Pump Company
Toccoa, Georgia

Albert F. Huber, 54
President
Joined Patterson, May 1975
Joined the Company, November 1988

American Machine and Tool Co., Inc. of Pennsylvania
Royersford, Pennsylvania

Keith Bearde, 51
President and General Manager
Joined AMT, 1977
Joined the Company, February 2002

Board of Directors



Standing: John A. Walter, Christopher H. Lake, Peter B. Lake, Ph.D., Rick R. Taylor
Seated: W. Wayne Walston, JD, Jeffrey S. Gorman, James C. Gorman, Thomas E. Hoaglin

James C. Gorman, 83
Chairman
Elected to Board 1946

Jeffrey S. Gorman, 55
President and Chief Executive Officer
Elected to Board 1989

John A. Walter, 74
Retired President and Chief Executive Officer of the Company
Elected to Board 1989

Thomas E. Hoaglin, 58
Chairman, President and Chief Executive Officer, Huntington Bancshares, Inc.
Elected to Board 1993
(Previous Service 1986 - 1989)

W. Wayne Walston, JD, 65
Miner Lemon & Walston, LLP
Elected to Board 1999

Peter B. Lake, Ph.D., 65
Chief Executive Officer
SRI Quality System Registrar
Elected to Board 1975

Christopher H. Lake, 43
President
SRI Quality System Registrar
Elected to Board 2000

Rick R. Taylor, 60
President
Jay Industries
Elected to Board 2003

Committees of the Board of Directors

Audit Review Committee

Thomas E. Hoaglin
Chairman
Peter B. Lake, Ph.D.
W. Wayne Walston, JD

Pension Committee

Peter B. Lake, Ph.D.
Chairman
Rick R. Taylor
John A. Walter

Nominating Committee

John A. Walter
Chairman
Christopher H. Lake
Rick R. Taylor

Compensation Committee

W. Wayne Walston, JD
Chairman
Thomas E. Hoaglin
Christopher H. Lake

Service Recognition

John A. Walter has served on the Board of Directors continuously since 1989 He previously served as President and Chief Executive Officer of the Company Mr. Walter has made numerous contributions to the Company in various management positions over his 38-year tenure. Mr. Walter has chosen not to serve for re-election in 2008 We thank him for his many years of service and wish him well

Shareholder Information

SHAREHOLDER RETURN PERFORMANCE PRESENTATION

Set forth to the right is a line graph comparing the yearly percentage change in the cumulative total shareholder return on the Company's Common Shares against the cumulative total return of the American Stock Exchange Market Value Index and a Peer Group Index for the period of five fiscal years commencing January 1, 2003 and ending December 31, 2007. The issuers in the Peer Group Index were selected on a line-of-business basis by reference to SIC Code 3561—Pumps and Pumping Equipment. The Peer Group Index is composed of the following issuers: Ampco-Pittsburgh Corp., Flowserve Corp., Graco Inc., Idex Corp., Pentair Inc., Robbins & Myers Inc. and Roper Industries Inc., in addition to the Company.

COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN AMONG THE GORMAN-RUPP COMPANY, AMEX MARKET INDEX AND PEER GROUP INDEX



350
325
300
275
250
225
200
175
150
125
100
75
50
25
0
DOLLARS
December 31, 2002
2003
2004
2005
2006
2007
The Gorman-Rupp Co.
Amex Market Index
Peer Group Index

ASSUMES $100 INVESTED ON JAN. 01, 2003. ASSUMES DIVIDEND REINVESTED. FISCAL YEAR ENDING DEC. 31, 2007.

Ranges of Stock Prices

The high and low sales price and dividends per share for common shares traded on the American Stock Exchange were:

	Sales Price of Common Shares				Dividends Per Share	
	2007		2006		2007	2006
	High	Low	High	Low		
First Quarter	**$34.02**	$21.61	$15.67	$13.62	**$.096**	$.090
Second Quarter	**28.20**	23.99	17.92	14.46	**.096**	.090
Third Quarter	**28.32**	22.44	22.08	15.13	**.096**	.090
Fourth Quarter	**36.50**	26.41	31.09	19.36	**.100**	.096

Per share data and sales price reflect the 5 for 4 stock split effective December 10, 2007.

Shareholder information reported by Transfer Agent and Registrar, National City Bank, February 4, 2008.

	Holders	Shares
Individuals	1,668	2,712,463
Nominees, brokers and others	53	13,990,572
Total	1,721	16,703,035

An additional 609,183 common shares are held in Treasury.
Shares reflect the 5 for 4 stock split effective December 10, 2007.

Annual Meeting

The annual meeting of the shareholders of The Gorman-Rupp Company will be held at the Company's Training Center, 270 West Sixth Street, Mansfield, Ohio, on April 24, 2008 at 10:00 a.m., Eastern Daylight Time.

Transfer Agent and Registrar

National City Bank
P. O. Box 92301
Cleveland, Ohio 44193-0900

Phone 800-622-6757

Principal Office

The Gorman-Rupp Company
305 Bowman Street
Mansfield, Ohio 44903-1689

Mailing Address

The Gorman-Rupp Company
P. O. Box 1217
Mansfield, Ohio 44901-1217

Phone 419-755-1011
Fax 419-755-1263

Investor Information

Contact: Robert E. Kirkendall
Senior Vice President and
Chief Financial Officer

Phone 419-755-1294
Fax 419-755-1263
Email robertk@gormanrupp.com

Exchange Listing

American Stock Exchange Symbol GRC

(continued on following page)

Incorporated

April 18, 1934, under the laws of the State of Ohio

SEC Form 10-K

The SEC Annual Report Form 10-K is available free of charge by written request to:

David P. Emmens
Corporate Secretary
The Gorman-Rupp Company
P. O. Box 1217
Mansfield, Ohio 44901-1217

Phone 419-755-1477
Fax 419-755-1263

Internet Information

Information about the Company, its U.S. Securities and Exchange Commission filings and its products are available through Gorman-Rupp's web site at:
www.gormanrupp.com

To Buy or Sell Stock

Stock cannot be purchased or sold through The Gorman-Rupp Company. Purchases and sales of the Company's common stock are generally made through a Securities Dealer or through the Dividend Reinvestment Plan offered through National City Bank.

In addition, employees of the Company may purchase additional shares through an Employee Stock Purchase Plan without brokerage charges.

Open Enrollment Dividend Reinvestment and Stock Purchase Plan

National City Bank offers a convenient plan for investment in shares of common stock of The Gorman-Rupp Company. Whether purchasing shares for the first time or adding to existing holdings, investors can now buy or sell common shares of The Gorman-Rupp Company directly through National City's Open Enrollment Dividend Reinvestment and Stock Purchase Plan. Your initial investment may be made for a minimum of $500 to a maximum of $10,000. Any subsequent investments may be made for a minimum of $50 (to a maximum of $5,000) per month. For additional information, write to the Company, Attention: Corporate Secretary, for a copy of the Plan brochure, or call a customer service representative at National City Bank.

Phone 800-622-6757

Direct Dividend Deposit

Gorman-Rupp offers direct cash dividend deposit, which automatically deposits your dividend check into your checking or savings account. Your dividend is available to you on the payment date.

For additional information, call a customer service representative at National City Bank.

Phone 800-622-6757

Divisions and Subsidiaries

The Gorman-Rupp Company
305 Bowman Street
P. O. Box 1217
Mansfield, OH 44901-1217
Phone 419-755-1011
Fax 419-755-1263
www.gormanrupp.com

Mansfield Division
305 Bowman Street
P. O. Box 1217
Mansfield, OH 44901-1217
Phone 419-755-1011
Fax 419-755-1251

Patterson Pump Company*
2129 Ayersville Road
P.O. Box 790
Toccoa, GA 30577
Phone 706-886-2101
Fax 706-886-0023

Gorman-Rupp Industries Division
180 Hines Avenue
Bellville, OH 44813
Phone 419-886-3001
Fax 419-886-2338

American Machine and Tool Co., Inc. of Pennsylvania*
400 Spring Street
Royersford, PA 19468
Phone 610-948-3800
Fax 610-948-5300

The Gorman-Rupp International Company*
305 Bowman Street
P. O. Box 1217
Mansfield, OH 44901-1217
Phone 419-755-1011
Fax 419-755-1266

Gorman-Rupp of Canada Limited*
70 Burwell Road
St. Thomas, Ontario
N5P 3R7 Canada
Phone 519-631-2870
Fax 519-631-4624

Patterson Pump Ireland Limited*
Unit 14 Mullingar Business Park
Mullingar, CO. Westmeath, Ireland
Phone 353-44-93-47078
Fax 353-44-93-47896

Gorman-Rupp Europe B.V. **
Fahrenheitweg 35
Leeuwarden, The Netherlands 8912 AK
Phone 31-58-212-3774
Fax 31-58-213-2057

*Subsidiary Companies — 100% owned
**Subsidiary Company — 90% owned

Safe Harbor Statement

This Annual Report contains various forward-looking statements and includes assumptions concerning The Gorman-Rupp Company's operations, future results and prospects. These forward-looking statements are based on current expectations and are subject to risk and uncertainties. In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, The Gorman-Rupp Company provides the following cautionary statement identifying important economic, political and technological factors, among others, the absence of which could cause the actual results or events to differ materially from those set forth in or implied by the forward-looking statements and related assumptions.

Such factors include the following: (1) continuation of the current and projected future business environment, including interest rates and capital and consumer spending; (2) competitive factors and competitor responses to Gorman-Rupp initiatives; (3) successful development and market introductions of anticipated new products; (4) stability of government laws and regulations, including taxes; (5) stable governments and business conditions in emerging economies; (6) successful penetration of emerging economies; and (7) continuation of the favorable environment to make acquisitions, domestic and foreign, including regulatory requirements and market values of candidates.

GORMAN-RUPP
COMPANY

END